SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2007

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

16 Benson St, Toowong.  Queensland 4066, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Attached as Exhibit 99.1 is a copy of the Company’s announcement — Progen Expands Senior Management Team, dated 8 June 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: June 8, 2007	By: Linton Burns, Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Copy of the Company’s announcement — Progen Expands Senior Management Team

Exhibit 99.1

Progen Expands Senior Management Team with Addition of Two Biopharmaceutical Industry Veterans

Brisbane, 08 June 2007: Progen Pharmaceuticals (ASX: PGL, NASDAQ: PGLA) today announced the appointment of Dr. James Garner as Vice President of Medical and Clinical Affairs, and Dr. John Devlin as Vice President of Manufacturing Operations. These appointments are intended to support the Company’s efforts toward expediting the progression of its lead compound, PI-88 in post-resection liver cancer, to market.

Dr Garner’s primary area of responsibility is overseeing Progen’s clinical development program, including managing the Phase 3 clinical trial of PI-88. Dr Devlin is managing Progen’s manufacturing operations.  In particular, Dr. Devlin will focus on the preparation of the manufacturing requirements for PI-88’s New Drug Application (NDA) to be filed with the FDA and PI-88’s long-term production strategies.

“James and John bring a wealth of drug development and manufacturing expertise to Progen,” said Justus Homburg, Chief Executive Officer of Progen.  “We look forward to drawing on their extensive knowledge as we continue to advance our PI-88 clinical program. These appointments bring critical capabilities to the Company that are necessary to take us through Phase 3 to NDA in both clinical development and manufacturing”.

Most recently, Dr. Garner held the position of Medical Affairs Manager at Biogen Idec for the Asia-Pacific region. At Biogen Idec, he drove the commercial launch of a number of novel biologic therapies in nine Asian countries, and also managed regional clinical research and business development activities.  Prior to his time with Biogen Idec, Dr. Garner was a corporate strategy consultant with Bain & Company in Sydney.  He began his career practising medicine at a number of hospitals throughout the United Kingdom and Australia.

Dr. Garner received his medical degree from University College, London, and holds a Master’s of Arts and a Master’s of Business Administration from the University of Queensland.  He also holds a Graduate Certificate in Applied Finance and Investment from the Financial Services Institute of Australasia.  Dr. Garner is a Young Fellow of the Royal Society of Medicine (UK) and a member of the Australian Pharmaceutical Physicians Association.

Dr. Devlin was part of the management team that engineered the 1999 buyout of the Albany, New York-based chemical manufacturing operation of Nycomed. The buyout resulted in the formation of a new company, Organichem, which provided third-party development and manufacturing capabilities to chemical and pharmaceutical companies, and was acquired by Albany Molecular Research, a global chemistry-based drug discovery, development and manufacturing company, in 2003.

Dr. Devlin holds a bachelor degrees and a Ph.D. in organic chemistry from Queens University Belfast, Northern Ireland.  He is a member of the Royal Society of Chemistry and the American Chemical Society.

About Progen: Progen Pharmaceuticals Limited (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen’s three key areas of focus are:

•                      Clinical Development — via a focused clinical trial program involving its two compounds PI-88 and PI-166.

•                      Drug Discovery — projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.

•                      Manufacturing Services — PI-88 manufacturing development and supply for the clinical program and commercialisation.

Keywords — Progen Pharmaceuticals, PI-88 and Senior Management

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia: Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88,
PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.